EXHIBIT 12.1

Statement Regarding Computation of Ratios

(in thousands)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2015, 2016 and 2017, and the three months ended March 31, 2018. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of (i) loss from continuing operations before income taxes, and (ii) fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and an estimate of the interest portion of rent expense.

Three Months
	Year Ended December 31,			Ended March 31,
	2015	2016	2017	2018
Earnings:
Net loss	$ (23,056)	$ (33,478)	$ (38,929)	$ (12,880)
Add: Fixed charges	447	2,182	2,071	441
Earnings as defined	$ (22,609)	$ (31,296)	$ (36,858)	$ (12,439)
Fixed Charges:
Interest expense	$ 245	$ 1,483	$ 1,342	$ 202
Amortization of debt issuance costs	94	569	590	147
Estimated interest within rental expense(1)	108	130	139	92
Total fixed charges	$ 447	$ 2,182	$ 2,071	$ 441

Ratio of earnings to fixed charges(2)	N/A	N/A	N/A	N/A
Ratio of earnings to combined fixed charges and preferred stock dividends(2)	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$ (23,056)	$ (33,478)	$ (38,929)	$ (12,880)
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$ (23,056)	$ (33,478)	$ (38,929)	$ (12,880)

(1) Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest (one-third of rental expense).

(2) We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.